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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GunnAllen Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5002 W. Waters Avenue
(No. and Street)

Tampa	FL	33634
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan E. O'Beirne (813) 282-0808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

101 E. Kennedy Blvd., Suite 3850	Tampa,	FL	33602
(Address)	(City)	(State)	(Zip Code)

WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Declan E. O'Beirne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GunnAllen Financial, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY C. MURPHY
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD330425
EXPIRES 6/17/2008
BONDED THRU 1-888-NOTARY1

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

To the Board of Directors of
GunnAllen Financial, Inc.

We have audited the accompanying consolidated statement of financial condition of GunnAllen Financial, Inc. (the "Company") and 5002 West Waters Avenue, LLC (the "LLC") as of December 31, 2005, and the related consolidated statements of income, changes in stockholder's and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. We have also audited the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and supplementary information are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary information based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of GunnAllen Financial, Inc. and 5002 West Waters Avenue, LLC as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, and Schedule II – Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Tampa, Florida
February 27, 2006

Suite 3850
101 E. Kennedy Blvd
Tampa, FL 33602-5152
T 813.229.7201
F 813.223.3015
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Cash	$	9,844,282
Segregated cash		51,057
Receivables from clearing firms		2,699,396
Loans to registered representatives		3,616,206
Receivable from GunnAllen Holdings, Inc. and affiliate		154,288
Deposits with clearing firms		293,495
Property and equipment, net		11,027,221
Deferred tax asset, net		234,182
Other assets, net		3,741,112
Total assets	$	31,661,239

LIABILITIES AND STOCKHOLDER'S AND MEMBERS' EQUITY

Commissions payable to brokers	$	4,216,948
Firm trading short, at market value		311,778
Accounts payable and other liabilities		4,745,130
Note payable to bank		7,567,700
Minority interest payable		835,830
Total liabilities		17,677,386
STOCKHOLDER'S AND MEMBERS' EQUITY:		
Common stock – $1 par value; 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		12,615,148
Retained earnings (deficit)		(1,938,647)
Members' equity in LLC		3,306,352
Total stockholder's and members' equity		13,983,853
TOTAL LIABILITIES AND STOCKHOLDER'S AND MEMBERS' EQUITY	$	31,661,239

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF INCOME
Year Ended December 31, 2005

REVENUES:	
Commissions	$ 96,115,353
Other revenue related to securities business	24,456,208
Interest and dividends	404,120
Investment banking services fees	3,703,326
Other	9,152,350
Total revenues	133,831,357
EXPENSES:	
Commissions	93,593,434
Compensation and benefits	17,293,727
Clearing expenses	4,263,353
Office and occupancy expenses	2,134,483
Professional fees and legal costs	2,819,946
Insurance	1,100,869
Market data	119,695
Communications	1,461,057
Travel and entertainment	1,007,129
Registration fees	358,833
Management services	1,316,279
Interest expense	464,049
Other	6,038,347
Total expenses	131,971,201
INCOME BEFORE INCOME TAX	1,860,156
PROVISION FOR INCOME TAX	962,763
NET INCOME	$ 897,393

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S AND MEMBERS' EQUITY
Year Ended December 31, 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity	Members' Equity	Total Stockholder's And Members' Equity
	Shares	Amount					
BALANCE, December 31, 2004	1,000	$ 1,000	$ 10,784,131	$ (3,000,453)	$ 7,784,678	$ 3,470,765	$ 11,255,443
Stock options granted by parent on behalf of the Company	-	-	514,738	-	514,738	-	514,738
Management services contributed by parent	-	-	1,316,279	-	1,316,279	-	1,316,279
Net income	-	-	-	1,061,806	1,061,806	(164,413)	897,393
BALANCE, December 31, 2005	1,000	$ 1,000	$ 12,615,148	$ (1,938,647)	$ 10,677,501	$ 3,306,352	$ 13,983,853

The accompanying notes are in integral part of this statement.

GunnAllen Financial, Inc. and 5002 W. Waters Avenue, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended December 31, 2005

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 897,393
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization of property and equipment	713,210
Amortization of loan costs and intangibles	108,970
Minority interest	(41,103)
Stock-based commission expense	514,738
Deferred taxes	920,763
Management fees	1,316,279
(Increase) decrease in operating assets:	
Receivables from clearing firms	5,867,693
Receivable from GunnAllen Holdings, Inc.	709,436
Loans to registered representatives	(811,602)
Deposits with clearing firms	(10,661)
Marketable securities	(1,308,213)
Other assets	(1,493,383)
Increase (decrease) in operating liabilities:	
Commissions payable to brokers	(1,509,216)
Firm trading short, at market value	1,208
Accounts payable and other liabilities	1,087,589
Net cash provided by operating activities	6,963,101
CASH FLOWS USED IN INVESTING ACTIVITIES:	
Purchases of property and equipment	(1,070,955)
Cash held in escrow	1,000,000
Net cash used in investing activities	(70,955)
CASH FLOWS USED IN FINANCING ACTIVITIES:	
Payment of notes payable to bank	(264,336)
Net cash used in financing activities	(264,336)
NET INCREASE IN CASH	6,627,810
CASH at beginning of period	3,267,529
CASH at end of period	$ 9,895,339
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for:	
Interest	$ 464,049
Income taxes	$ -
Noncash activities	
Services contributed by parent	$ 1,316,279

The accompanying notes are in integral part of this statement.

NOTE A – DESCRIPTION OF ORGANIZATION AND BUSINESS

GunnAllen Financial, Inc. (the "Company" or "GunnAllen Financial") is an introducing securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the National Association of Securities Dealers ("NASD"). Customer transactions are cleared by independent third parties who also maintain the individual customer accounts, with exception for the trading of limited partnerships, which are cleared by the Company.

The Company was incorporated on January 15, 1986 in the state of Florida and is a wholly owned subsidiary of GunnAllen Holdings, Inc. ("Holdings").

In 2004, Holdings formed 5002 West Waters Avenue, LLC ("LLC") for the specific purpose of acquiring and maintaining property (land, building and improvements) which now houses the Holdings' and Company's corporate headquarters. The Company leases the facility from LLC. For financial statement purposes, the Company and LLC are presented on a consolidated basis under the accounting provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 46, *Consolidation of Variable Interest Entities*, as revised.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies used in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and LLC which is 80% owned by Holdings. All material intercompany transactions and balances have been eliminated in consolidation. The minority interest reflected in the financial statements relates to the 20% interest in LLC not held by Holdings nor the Company.

Use of Estimates in Financial Statements

The preparation of these financial statements conforms to accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue Recognition

Commissions: Commissions are earned on customer transactions and are remitted by the clearing broker. This is the Company's primary source of revenue. Accordingly, the primary expense is commissions paid to brokers who manage the customer accounts. Commissions and related expenses are recorded on a trade-date basis as trades occur.

Investment Banking: Investment banking revenues include fees, net of investment banking expenses, arising from securities offerings in which the Company acts as a syndicate, lead manager or selected dealer. Investment banking management fees are recorded on the offering date and sales concessions on the settlement date.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets: building and improvements 5 to 39 years; office equipment 3 to 5 years; and furniture and fixtures 7 years. Depreciation is computed on the straight-line method for financial reporting purposes and on accelerated methods for income tax purposes.

Intangible Asset

Intangible asset represents the broker/dealer license obtained in 1997 which was valued and recorded at $327,982. The license is being amortized using the straight-line method over 15 years.

Advertising and Marketing

Advertising and marketing expenses are charged to expense as incurred. These expenses totaled approximately $546,617 in 2005.

Stock Based Compensation

The Company does not itself directly issue or grant stock options to its employees and registered representatives of the Company; however, Holdings (parent company) does so on behalf of the Company. Accordingly, any commission (compensation) expense associated with issuance of the stock options is reflected in the Company financial statements with a corresponding increase to additional paid-in capital. Furthermore, the Company has elected to include all required financial statements disclosures as if the Company had issued the stock options.

The Company and Holdings have adopted Statement of Financial Accounting Standard No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.* This statement amended SFAS No. 123, *Accounting for Stock Based Compensation* (SFAS No. 123).

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

As permitted under SFAS 123, the Company, for stock options issued to employees, recognized stock based compensation using the intrinsic value method of accounting prescribed by APB Opinion No. 25, *Accounting for Stock Issued to Employees.* Under this method, compensation is recognized at the date of grant by the amount that the fair value of the underlying stock exceeds the exercise price.

Many of the Company's registered representatives are independent, and, therefore, are not considered employees for purposes of accounting for stock option activity. The Company accounts for Holdings' options issued to these registered representatives in accordance with SFAS 123. SFAS 123 requires that options granted be recorded at fair market value at the date of grant, regardless of the exercise price of the options. In addition, the measurement date for these options is at the end of the vesting period. Therefore, changes in the fair value of the equity instruments are calculated using the guidance in FASB Interpretation No. 28, *Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.*

The net income if the fair value method under SFAS 123 had been applied to all awards, including those to employees that vested during the year ended December 31, 2005, would have been as follows:

Net income, as reported	$ 897,393
Stock-based employee compensation cost determined under fair value method, net of tax related effects	(3,905,000)
Pro forma net loss	$ (3,007,607)

The proforma effect in 2005 is impacted by the accelerated vesting described in Note K and impacted by the assumption discussed in Note L that the tax benefit is reduced by a deferred tax valuation account.

Financial Instruments

The carrying amount of the Company's financial instruments, which include cash, accounts and notes receivable, accounts payable, and accrued liabilities, approximate fair value due to the short maturity of those instruments. The Company considers the terms of debt instruments to be representative of current market interest rates and, accordingly, the recorded amounts of the related financial instruments approximate their present fair market value.

Income Taxes

The Company accounts for income taxes on the liability method as provided by SFAS No. 109, *Accounting for Income Taxes*, whereby deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the actual tax rates which will be in effect when these differences reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

The Company files a consolidated tax return with Holdings and the LLC. The income tax provision reported herein is determined on a separate return basis for financial statement purposes.

Securities Transactions and Firm-Trading Short

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities entered into for the account of the Company is recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. Firm-trading short consists of marketable securities sold, not yet purchased. These assets are held at market value.

NOTE C – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Building and improvements	$ 9,477,821
Equipment	520,182
Furniture and fixtures	940,243
Land	1,235,000
Less accumulated depreciation	(1,146,025)
	$ 11,027,221

Depreciation related to property and equipment for the year was $713,210.

NOTE D – OTHER ASSETS

Other assets consist of the following:

Deferred loan costs, net	$ 721,875
Intangible asset, net	136,659
Prepaid expenses	578,036
Marketable securities	1,339,242
Other Receivable and advances	965,300
	$ 3,741,112

NOTE E – INTANGIBLE ASSET

The intangible asset at cost of $327,482 is reflected net of accumulated amortization totaling $190,823 at December 31, 2005. Amortization expense on the intangible asset for the year was $21,996.

Estimated amortization expense is $21,996 for each of the following five years ending December 31.

NOTE F – LLC FINANCIAL STATEMENT INFORMATION

Condensed and summarized balance sheet and statement of operations information of the LLC, which is consolidated with the Company, follows:

Balance Sheet Information

Property and equipment, net	$10,566,063
Other assets, principally debt issuance costs	1,236,820
Total Assets	$11,802,883
Note payable to bank	$ 7,567,700
Accounts Payable and other liabilities	93,000
Member's Equity	4,142,183
Total Liabilities and Members' Equity	$11,802,883

Statement of Operations Information

Revenue, principally rental income	$ 1,120,683
Operating expenses	(986,145)
Interest expense	(464,049)
Tax benefit	123,516
Net Loss	$ (205,995)

NOTE F – LLC FINANCIAL STATEMENT INFORMATION – Continued

In conjunction with the formation of LLC and the financing of the acquisition of Holdings' and the Company's new corporate facility, two of Holdings' and the Company's principal shareholders/officers received a 20% interest in the LLC for their personal guarantee of the promissory note to a bank which financed the purchase of the facility. For financial statement reporting purposes, the 20% interest given to two individuals was valued and recorded at $875,000 reflecting their 20% interest in the LLC compared to Holdings' 80% interest represented by their $3,500,000 cash contribution. Management believes that the valuation methodology results in a reasonable, and provides an objectively determinable basis, for the value of the guarantee from the parties under the circumstances. As the guarantee was required to obtain the financing, it is recorded as deferred loan costs (included in other assets) to be amortized using the straight-line method over the term of the note payable of 10 years. At December 31, 2005 the amortized balance of loan costs and the related accumulated amortization expense was $721,875 and $153,125, respectively. Amortization expenses for 2005 was $87,500 and future amortization will be $87,500 a year for the next eight years.

The Company, who is the sole lessee of the property, executed a 15 year lease agreement with LLC paying approximately $1.1 million a year in rent. The Company is responsible for all maintenance, insurance, taxes, utilities and other charges.

NOTE G – NOTE PAYABLE TO BANK

In March 2004, the LLC borrowed $8,000,000 from a bank to finance the acquisition of Holdings' and the Company's corporate facility. The loan, which matures in April 2014, is at an annual interest rate of 6.1% and is payable in monthly amounts of approximately $61,000. The Company's lease payments to LLC along with the property itself are collateral on the loan. In addition, Holdings' and the Company's two principal shareholders/officers have personally guaranteed the loan repayment. There are no financial covenant requirements associated with the loan agreement.

The note payable balance of $7,567,700 at December 31, 2005, is payable over the next five years ended December 31, as follows:

2006	$ 281,255
2007	298,631
2008	317,082
2009	336,672
2010	357,473
Thereafter	5,976,587
	$ 7,567,700

NOTE H – RELATED PARTY TRANSACTIONS

Management Services

During 2005, certain expenses were incurred and paid on behalf of the Company by Holdings totaling approximately $2,400,000 and on behalf of Holdings by the Company totaling approximately $1,100,000. The Company recorded the net of these items totaling approximately $1,300,000 as management services (an expense) with the offset as an increase in additional paid-in capital as the amounts will not be reimbursed. The nature of the expenses incurred and paid by Holdings for the Company were professional fees associated with Holdings' and the Company's information system and equipment expense. The nature of the expenses incurred and paid by the Company for Holdings related to executive salaries and related expenses. This allocation of expenses is controlled by the Management Agreement executed by the Company and Holdings.

Loans to Registered Representatives

As part of the Company's recruiting model, the Company will from time to time enter into loans and promissory notes with registered representatives or groups of registered representatives to assist in transferring the representative's business practice to the Company. The loans, totaling approximately $3,616,206 at December 31, 2005, are primarily structured to be paid back by the registered representatives or group of registered representatives within a 12-month period through a reduction in their commission payouts.

NOTE I – COMMITMENTS AND CONTINGENCIES

Leases

The Company conducts operations utilizing several leased facilities and leased equipment. Future minimum lease payments on non-cancelable operating leases are as follows:

2006	$ 643,362
2007	120,054
2008	110,050
Total minimum lease payments	$ 873,466

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

Certain leases contain renewal options and escalation clauses. Rent expense for all operating leases for the year was approximately $951,046.

Legal and Regulatory Proceedings

GunnAllen Financial, Inc. (GAF) is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business.

As a result of the extensive regulation of the securities industry, GAF is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. During 2005, GAF underwent a regulatory examination by the National Association of Securities Dealers, inc. (NASD). To date the results of this examination have not been presented to GAF's management. As a result, it is not possible to readily determine the final resolution of the examination and any possible imposition of censures, sanctions or fines which may result. In the opinion of GAF's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financials statements with respect to this matter, ultimate resolution of this matter is not expected to have a material adverse impact on GAF's financial position or results of operations, although the development of additional facts may have a material effect on the results of operations in any future period. In addition, from time to time regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In certain legal matters the Company is a party to the claim in a joint and severally liable fashion with its independent representatives. However, under its Independent Contractor Agreements the independent representatives have full financial responsibility for the satisfaction of all claim awards. The Company's current practice is to strictly enforce the reimbursement policy provided by the Agreement. Accordingly, the Company does not recognize any claim expense unless the full collectibility of the reimbursement is in question. Generally, these awards are less than $75,000. Subsequent to December 31, 2005, the Company was notified of a $1.1 million arbitration award which will be appealed by the Company and the related independent representatives. The related independent representatives have acknowledged full financial responsibility for the award.

The Company utilizes insurance carriers to mitigate its exposure to its litigation.

NOTE I – COMMITMENTS AND CONTINGENCIES – Continued

GAF is contesting the allegations in these and other matters and believes that there are meritorious defenses in each of these matters. In view of the number and diversity of claims against GAF, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, GAF cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of GAF's management, based on current available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying consolidated financial statements with respect to these matters, ultimate resolution of these matters will not have a material adverse impact on GAF's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

Credit Risk

Under the agreements with its various clearing brokers, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company for amounts uncollected by the clearing broker. The Company and the clearing brokers establish various procedures to manage customer credit exposure. Management believes the potential for the Company to be required to make payment under these agreements is remote.

NOTE J – NET CAPITAL REQUIREMENTS

The Company is subject to the Security Exchange Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $4,971,580, which was $4,338,995 in excess of its required amount of $609,092. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 1.9 to 1.

NOTE K – STOCK OPTION PLAN

Effective April 18, 2002, the Board of Directors and the shareholders of Holdings established and approved a stock option plan (the "Plan") which provides for the grant of stock options of Holding's common stock to the Company's officers, directors, employees, registered independent representatives, and consultants. The purpose of the stock option plan is to attract and retain qualified personnel, to provide additional incentives to employees, registered independent representatives, officers, directors and consultants of the Company and to promote the success of the Company's business. Each option granted under the stock option plan will have a maximum term of ten years, subject to earlier termination following the optionee's cessation of service with the Company. All options granted to date have a term of five to ten years.

NOTE K – STOCK OPTION PLAN – Continued

During 2005, 670,000 options were issued to employees under the plan that have immediate vesting with exercise prices ranging from $6.00 to $10.00 per share. Additionally, in 2005, 147,500 options at exerise prices ranging from $12.00 to $20.00 a share were granted to registered independent representatives. These options have immediate vesting. For 2005, approximately $515,000 was recorded for these common stock options as commission expense and additional paid in capital related to these options.

In 2005, the Company decided to accelerate the original three year vesting on 1,400,000 employee options granted in 2003 and 2004 at $6.00 per share by making them fully vested, in essence, by January 1, 2005. The Company's Option Plan provides for three year vesting subject to modification by the Company. As the original exercise price (unchanged by the acceleration) on all the options equal or exceeded the market price at the date of original grant and, at the date of the accelerated vesting, there is no compensation expense required to be recorded under generally accepted accounting principles.

As described in the summary of significant accounting policies, the Company has elected to disclose all required disclosures of SFAS 123 as if they had granted the stock options because Holdings has granted the options to the Company's employees and registered representatives.

Stock option activity during 2005, was as follows:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at December 31, 2004	3,550,025	$2.50-$12.00	$4.78
Granted	817,500	$6.00-$20.00	7.69
Forfeited	(588,467)	$2.50-$12.00	3.62
Outstanding at December 31, 2005	3,779,058	$2.50-$20.00	5.59

The following table summarizes information about options outstanding at December 31, 2005:

	Outstanding Options		
Range of Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price
$2.50	1,301,458	1.50	$ 2.50
$6.00	1,957,600	3.42	$ 6.00
$8.00-$20.00	520,000	3.65	$11.77

NOTE K – STOCK OPTION PLAN – Continued

	Exercisable Options	
Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$2.50	1,301,458	$ 2.50
$6.00	1,957,600	$ 6.00
$8.00-$20.00	520,000	$11.77

The fair value of the options granted during 2005 was estimated at the date of grants by using management's estimate of fair value of Holdings' common stock of approximately $6.00 per share and the Black-Scholes Option Valuation Model with the following assumptions:

Expected life (in years)	3 to 5 years
Risk-free interest rate	4.0%
Volatility	82%
Dividend yield	-

The weighted average fair value of the options granted during the was $3.22 an option.

The Black-Scholes Option Valuation Model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

NOTE L – INCOME TAXES

The provision for income tax benefit the year is comprised of the following components:

Current	
Federal	$ 42,000
Deferred	
Federal	770,763
State	150,000
	920,763
	$ 962,763

NOTE L – INCOME TAXES – Continued

At December 31, 2005, the Company had net operating loss carryforwards of approximately $200,000 for federal and state income tax purposes, respectively, that expire through 2024.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities consisted of the following at December 31, 2005:

Deferred tax assets:	
Net operating loss carryforwards	$ 73,405
Stock option compensation	779,901
Non-deductible accruals	257,816
Other	42,000
	1,153,122
Valuation allowance	(582,522)
	570,600
Deferred tax liabilities:	
Fixed asset basis differences	(336,418)
Net deferred tax asset	$ 234,182

The difference between the expected income tax expense of approximately $633,000 computed at the U.S. statutory income tax rate (34%) and the Company's income tax expense of approximately $963,000 is due primarily to the effect of the increase in the valuation allowance (approximately $194,000), state income taxes (approximately $74,000), and certain items not deductible for income tax purposes of (approximately $62,000). The Company has established a deferred tax asset valuation allowance at December 31, 2005 of approximately $583,000. The allowance relates to the uncertainty about whether certain stock options will be exercised before their respective expiration dates and what tax deduction the Company will receive upon the exercise of the stock options. Based on the Company's recent history of income and its projections of taxable income in 2006-2011, the Company believes it is more likely than not that the remaining deferred tax assets will be realized.

NOTE M – EMPLOYEE BENEFITS

401(k) Retirement Plan

The Company sponsors a 401(k) retirement plan that covers substantially all employees after six months of employment. The Company has elected not to provide discretionary matching of employee contributions.

Schedule I

GunnAllen Financial, Inc.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2005

Net capital	
Total stockholder's equity	$ 10,801,496
Deductions and/or charges:	
Non allowable assets:	
Employee loans receivable	3,616,206
Intangible assets, net	136,659
Furniture, equipment, and leasehold improvements, net	461,159
Deferred tax asset	234,182
Other assets	1,124,924
Operational deductions	23,095
Net capital before haircuts on securities positions	5,205,271
Haircut on securities (computed, where applicable, pursuant to Rule 15c3-1 (f))	233,691
Net capital	$ 4,971,580
Aggregate indebtedness	
Items included in statement of financial condition:	
Payable to brokers and dealers	6,675,409
Other liabilities	2,819,365
Total aggregate indebtedness	$ 9,494,774
Computation of net capital requirement	
Minimum net capital required (based on aggregate indebtedness)	$ 632,985
Minimum dollar net capital requirement of reporting broker or dealer	$ 190,500
Net capital requirement (greater of above)	$ 632,985
Excess net capital over requirement	$ 4,338,595
Ratio aggregate indebtedness to net capital	1.9:1

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's unaudited FOCUS report as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule I

GunnAllen Financial, Inc.
RECONCILIATION OF CONSOLIDATED
STATEMENT OF FINANCIAL CONDITION TO FORM X-17A-5
December 31, 2005

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America and differs in certain respects from the accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17A-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein to amounts reported by GunnAllen Financial, Inc. as of December 31, 2005 in its unaudited Part II FOCUS Report filing (certain categories of assets and liabilities have been conformed to the consolidated financial statement classifications) is as follows:

	Form X-17A-5	Consolidated Affiliate 5002 W. Waters Avenue, LLC	Eliminations And Reconciliations	Consolidated Financial Statements
ASSETS				
Cash	$ 9,535,328	$ 308,954	$ -	$ 9,844,282
Segregated Cash	51,057	-	-	51,057
Receivables from clearing firms	2,699,395	-	-	2,699,396
Loans to registered representatives	3,616,206	-	-	3,616,206
Receivable from GunnAllen Holdings and Affiliate	154,288	-	-	154,288
Deposits with clearing firms	293,495	-	-	293,495
Property and equipment, net	461,158	10,566,063	-	11,027,221
Deferred tax asset	234,182	123,995	(123,995)	234,182
Other assets	3,030,241	803,871	(93,000)	3,741,112
TOTAL ASSETS	$ 20,075,351	$ 11,802,883	$ (216,995)	$ 31,661,239
LIABILITIES AND STOCKHOLDER'S AND MEMBER'S EQUITY				
Commissions payable to brokers	$ 4,216,947	$ -	$ -	$ 4,216,947
Firm trading short, at market value	311,778	-	-	311,778
Accounts payable and other liabilities	4,745,130	93,000	(93,000)	4,745,130
Note payable to bank	-	7,567,700	-	7,567,700
Minority interest payable	-	-	835,830	835,830
Total Liabilities	9,273,855	7,660,700	742,830	17,677,385
STOCKHOLDER'S AND MEMBERS' EQUITY:				
Common stock - $1 par value; 1,000	1,000	-	-	1,000
shares authorized, issued and outstanding	-	-	-	-
Additional paid-in capital	12,615,148	-	-	12,615,148
Retained earnings (deficit)	(1,814,652)	-	(123,995)	(1,938,647)
Members' equity in LLC	-	4,142,183	(835,830)	3,306,352
Total Stockholder's and Members' Equity	10,801,496	4,142,183	(959,825)	13,983,853
TOTAL LIABILITIES AND STOCKHOLDER'S AND MEMBERS' EQUITY	$ 20,075,351	$ 11,802,883	$ (216,995)	$ 31,661,239

GunnAllen Financial, Inc.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION
As of December 31, 2005

Credit Balances	
Transactions payable	$ -
Debit Balances	$ -
Reserve Computation	
Excess of total credits over total debits	$ -
Amount held in reserve bank account	$ 51,057
Excess funds on deposit	$ 51,057

There are no material reconciling items between the amounts presented above and the amount as reported in the Company's unaudited FOCUS report as of December 31, 2005. Therefore, no reconciliation of the two computations is deemed necessary.

Note: The Company introduces a significant portion of its retail business to an independent clearing firm.

Grant Thornton

Accountants and Business Advisors

February 27, 2006

Board of Directors
GunnAllen Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of GunnAllen Financial, Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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101 E. Kennedy Blvd
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T 813.229.7201
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Grant Thornton LLP
US Member of Grant Thornton International

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Grant Thornton LLP